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                                                                EXHIBIT 99(a)(4)

                            HARKEN ENERGY CORPORATION
                     NOTICE OF TERMINATION OF EXCHANGE OFFER
                                       FOR
                  5% SENIOR CONVERTIBLE NOTES DUE MAY 26, 2003

                                DECEMBER 10, 1999

         NOTICE IS HEREBY GIVEN that Harken Energy Corporation (the "Company") (AMEX: HEC) has elected to withdraw its offer to accept for exchange up to a maximum amount of $70,000,000 of $10,000 principal amount of its 5% Senior Convertible Notes Due May 26, 2003 (the "Notes") for either (i) 4,000 shares of its Common Stock, or (ii) 1,000 shares of its Series G Convertible Preferred Stock (the "Exchange Offer"). The Exchange Offer was available only to holders of Notes who are not "U.S. persons" (as defined in Regulation S under the United States Securities Act of 1933, as amended). Any tenders of Notes by holders made pursuant to the Exchange Offer will be null and void.

         All of the Notes are currently represented by a temporary global note on deposit with HSBC Bank plc, as nominee for Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear") and Cedelbank("Cedelbank"). Any beneficial holder of the Notes desiring more information should contact the solicitation agent, RP&C International, Inc.